Oxis International, Inc.
468 N. Camden Drive, Second floor
Beverly Hills, Ca 90210

July 12, 2011

VIA EDGAR CORRESPONDENCE

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oxis International, Inc.
Schedule 14A
Filed July 1, 2011
File No. 000-08092

Dear Mr. Riedler:

By letter dated July 11, 2011, the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) requested additional information regarding the above-referenced proxy statement (the “Proxy Statement”) of Oxis International, Inc. (the “Company”).  The Company hereby advises the Commission as follows:

1.           Because the reverse stock split, if implemented, will not change the number of authorized shares of this Company’s common stock, any reverse stock split will effectively increase the proportion of authorized shares of common stock relative to the issued and outstanding shares of common stock.  However, other than issuing shares in the future from time to time in the ordinary course of business (i) to raise capital and (ii) to fulfill its outstanding stock issuance obligations, the Company has does not have any current plans, arrangements or understandings, written or oral, to issue any of the shares that will become available as a result of the reverse stock split, if the stock split is implemented.

As disclosed in the Company’s filings with the Commission, including the Form 10-K filed earlier this year, because the Company currently has limited revenues, in order to fund its operations and its capital requirements, the Company anticipates that it will have to obtain additional debt or equity financing.  For example, the Company currently is in discussions with a few institutional investors regarding the private sale of between $250,000 and $500,000 of the Company’s securities.  The Company also intends to raise additional amounts in future private sales, from these institutions or from others.  However, the Company does not have any securities issuance plans that are related to the reverse stock split or dependent upon the stock split.

Securities and Exchange Commission
July 12, 2011

In addition to periodically selling additional securities to raise capital, the Company will have to continue issuing securities to fulfill its existing contractual stock issuance obligations.  These stock issuance obligations include the issuances of shares of common stock (i) upon the conversion of outstanding convertible debentures, (ii) upon the exercise of outstanding stock options or common stock purchase warrants, and (iii) pursuant to outstanding contractual obligations with certain consultants.

We respectfully contend that these future issuances of shares of common stock will be effected in the ordinary course of business and are not dependent upon, or related to the reverse stock split.  Accordingly, the Company has no plans, arrangements or understandings related to the relatively increased amount of authorized shares that should be disclosed in the Proxy Statement.

*   *   *   *   *

As requested in the July 11, 2011 letter that we received from the Commission, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding this letter or require additional information in connection with the above.  In addition, the Company intends to make the Proxy Statement available to its shareholders within the next few days.  Kindly advise if, and when the definitive Proxy Statement can be filed with the Commission and made available to the shareholders.

Very truly yours,

/s/ Bernard Landes
President
cc:	Johnny Gharib
Istvan Benko, TroyGould PC